February 1, 2007

Mail Stop 4561

<u>VIA U.S. MAIL AND FAX</u> 707-829-4630

Mr. Walker R. Stapleton
President, Chief Executive Officer and Chief Financial Officer
SonomaWest Holdings, Inc.
2064 Highway 116 North
Sebastopol, California 95472

> **RE: SonomaWest Holdings, Inc.**
> **Form 10-K for the year ended June 30, 2006**
> **Filed September 27, 2006**
> **File No. 005-34214**

Dear Mr. Stapleton:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                Sincerely,

                                Robert F. Telewicz
                                Senior Staff Accountant